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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Date: May 31, 2006

                        Commission File Number 001-12510

                                   ROYAL AHOLD
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                 (Translation of registrant's name into English)

            Piet Heinkade 167-173, 1019 GM Amsterdam, The Netherlands
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                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

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     On May 31, 2006, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") announced that its operating company Albert Heijn has entered into an asset purchase agreement to acquire 23 Konmar stores from Laurus Nederland B.V., including three franchise stores, and that the Company's consolidated subsidiary Schuitema will acquire another six Konmar stores, including one franchise store. A copy of this press release is attached hereto as Exhibit 99.1.

     This Form 6-K shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form F-3 and Form S-3 (No. 333-52934, No. 333-52934-01, No. 333-80245 and No.
333-80245-01) and the Company's Registration Statements on Form S-8 (No. 333-70636, No. 333-07214, No. 333-07212 and No. 033-41068) and to be a part of such prospectuses from the date of the filing thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                       KONINKLIJKE AHOLD N.V.


                               /s/ P.N. Wakkie
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Date: May 31, 2006            By:     P.N. Wakkie
                              Title:  EVP & Chief Corporate Governance Counsel

                                  EXHIBIT INDEX

The following exhibits have been filed as part of this Form 6-K:

Exhibit   Description
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99.1 Royal Ahold press release dated May 31, 2006, in which the Company announced that its operating company Albert Heijn has entered into an asset purchase agreement to acquire 23 Konmar stores from Laurus Nederland B.V., including three franchise stores, and that the Company's consolidated subsidiary Schuitema will acquire another six Konmar stores, including one franchise store